

January 7, 2026

Nikita Klassen
Chief Financial Officer
Mount Logan Capital Inc.
650 Madison Avenue, 3rd Floor
New York, NY 10022

     **Re: Mount Logan Capital Inc.
        Schedule TO-I Filed December 29, 2025
        File No. 005-95405**

Dear Nikita Klassen:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed December 29, 2025

General

1.   The disclosure offered in response to Item 9 of Schedule TO states that the item is "[n]ot applicable." Please revise to provide the disclosure required by Item 1009(a) of Regulation M-A, or otherwise advise.

2.   The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933. Therefore, please delete or revise the reference to this safe harbor provision found on page 11 of the Offer to Purchase.

3.   We note the following disclosure on page 15 of the Offer to Purchase: "Odd lots are not eligible to be purchased by the Company pursuant to the Offer. Only 'round lot' tenders of 100 shares or multiples of 100 shares will be accepted. Tenders of less than 100 shares or that are not multiples of 100 will be rejected." Please explain in your response letter why the exclusion of odd lots from the Offer is consistent with

Exchange Act Rule 13e-4(f)(8)(i), or otherwise revise the Offer to include odd lot holders.

<u>Conditions of the Offer, page 28</u>

4.   On page 29 of the Offer to Purchase, you have included a condition that will be triggered by "war, armed hostilities or other international or national calamity, *including, but not limited to*, an act of terrorism, directly or indirectly involving the United States" (emphasis added). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Given the ongoing international hostilities, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E. See Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

5.   See our last comment above. Refer to the second bullet point on page 30 of the Offer to Purchase. This offer condition includes the term "threatened" in describing adverse economic or financial conditions in the United States or with respect to the Company's industry or business, among other things. With a view towards revised disclosure, please advise what is meant by the term "threatened" and how it may be objectively determinable.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions